Mail Stop 3561

March 14, 2007

Lana Franks
Chairman
Structured Asset Securities Corporation
745 Seventh Avenue
New York, NY 10019

Re: **Structured Asset Securities Corporation**
         Amendment No. 1 to Registration Statement on Form S-3
         Filed February 27, 2007
         File No. 333-139693

Dear Ms. Franks,

        We have reviewed your responses to the comments in our letter dated January 23, 2007 and have the following additional comments. Please note that all page numbers below correspond to the marked version of your filing provided by counsel.

Reverse Mortgage Prospectus Supplements

   1. We note the reverse mortgage prospectus supplements you have provided in response to prior comment 2. As much of the disclosure in these prospectus supplements is in bracketed form and does not provide any detail regarding the terms of a proposed transaction, please provide us with a thorough explanation of how the cash flows from the reverse mortgages are structured, how regular payments will be made to securityholders given that obligors do not appear to make monthly interest payments and how the mechanics of a reverse mortgage securitization work and differ from those of a HELOC securitization. For example, while it appears that both HELOCs and reverse mortgage loans allow for continuing advances to be made after an initial payment, HELOCs are set, in that the lines of credit have a maximum amount that may be drawn, while your disclosure on page S-45 of the Notes supplement indicates that the Principal Limit of a reverse mortgage loan may be increased over time. Additionally, your disclosure on page S-47 indicates that the servicer is required to make advances required under the terms of the mortgage loans, while HELOC deals do not appear to include this feature. Ensure that your response clearly describes the mechanics of how reverse mortgage loans are securitized and how the process differs from a HELOC securitization.

Summary of Terms

2. As a follow-up to the comment above, please revise the summary sections of your reverse mortgage prospectus supplements to more clearly describe the nature of the assets being securitized and how the cash flows are structured. For example, your amendment should include a flow of funds chart and clear disclosure indicating that the mortgage loans do not provide for scheduled monthly payments by the borrowers. As currently drafted, this is not disclosed in the summary and is discussed only when the reader reaches the risk factors.

Risk Factors

Delay In or Failure by [ ] to Purchase Assignable HECMs, page S-24

3. We note that a party to be specified may have the option to purchase loans from the issuing entity. Please note that we have referred this provision to our Division of Investment Management and may have further comment.

Base Prospectus

The Mortgage Loans, page 47

4. While we note your responses to prior comments 3 and 4, please provide us with the following additional information in order to help us evaluate shared appreciation loan securitizations.

- A thorough description of the mechanics of how these loans are securitized, including a clear discussion of what assets or interests would be in the asset pool vs. held outside the asset pool by a third party as of the cut-off date.

- A form of prospectus supplement for a transaction involving shared appreciation loans. Please refer to comment 1 above and ensure that your prospectus supplement includes detailed information regarding how the transaction would work.

- A copy of one of the offering documents used in one of the prior private transactions to which you refer in your response letter.

- An analysis of whether you believe the structure of a shared appreciation loan transaction is similar to the transactions described in Section III.A.2.e of SEC Release 33-8518, and if so, why. If you believe that shared appreciation loans are similar to such transactions, ensure that your response clearly addresses why shared appreciation loan transactions would meet the applicable limits on the percentage of the pool attributable to residual values, and what your disclosure regarding residual values would look like.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (917) 777-4299
       Mr. Edward Gainor, Esq.
       Mr. John Arnholz, Esq.
       Mr. Darius Kingsley, Esq.
       McKee Nelson LLP